                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No.   3  )*
                                            -----


                        NORTHWEST TELEPRODUCTIONS, INC.
________________________________________________________________________________
                               (Name of Issuer)


                         COMMON STOCK, PAR VALUE, $.01
________________________________________________________________________________
                        (Title of Class of Securities)


                                   667822100
        _______________________________________________________________
                                (CUSIP Number)

                       JAMES H. BINGER, 4522 IDS CENTER
     80 SOUTH 8TH STREET, MINNEAPOLIS, MN  55402  TELEPHONE: 612/341-3500
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 MAY 25, 1995
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on following page(s))


                              Page 1 of 5 Pages

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 667822100                                      PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      James H. Binger
      ss: ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States Citizen
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          185,109 Shares of Common Stock, $.01 par value
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          185,109 shares of Common Stock, $.01 par value
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      185,109 shares of Common Stock, $.01 par value
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      13.64%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH PAGES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 667822100                                      PAGE 3 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      The James H. Binger Revocable Trust, James H. and Virginia M. Binger, ttees, U/A 12/14/93
      IRS: ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Minnesota Trust
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          185,109 shares of Common Stock, $.01 par value
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          185,109 shares of Common Stock, $.01 par value
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      185,109 shares of Common Stock, $.01 par value
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      13.64%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      00 (Trust)
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH PAGES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                        AMENDMENT NO. 3 TO SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.
-----------------------------
NORTHWEST TELEPRODUCTIONS, INC., (the "Issuer"), 4455 West 77th Street, Minneapolis, Minnesota 55435, Common Stock, par value $.01.

ITEM 2.  IDENTITY AND BACKGROUND.
---------------------------------
(a)    Names:
       (i)   James H. Binger
       (ii) James H. Binger Revocable Trust, James H. & Virginia M. Binger, Trustees, U/A 12-14-93

(b)    Business Address:
       (i) and (ii): 4522 IDS Center, 80 South 8th Street,
       Minneapolis, Minnesota  55402

(c)    Occupation:
       (i) Retired, Private Investor
       (ii) Trust

(d)    Convictions in the last 5 years:
       (i) and (ii):   None

(e)    Securities law violations in the last 5 years:
       (i) and (ii)   None

(f)    Citizenship:
       (i) U.S. Citizen
       (ii) N/A

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
-----------------------------------------------------------
On April 20, 1994 James H. Binger transferred all shares to the James H. Binger Revocable Trust, James H. & Virginia M. Binger, Trustees (the "Trust"). Additionally, on May 25, 1995 the Trust purchased an additional 500 shares of stock of the Issuer for $1,254.50. All funds used for the acquisition of the shares of the Issuer were the personal investment funds of James H. Binger on behalf of the Trust and no sums were borrowed from any source to make these acquisitions.

ITEM 4.  PURPOSE OF TRANSACTION.
--------------------------------
The purpose of the transfer to the Trust and for the acquisition of the shares of the Issuer is for investment. Neither Mr. Binger nor the Trust has any present intention of exerting control over the business or assets of the Issuer.

                               Page 4 of 5 pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
----------------------------------------------
(a) Aggregate number of shares: 185,109 shares of Common Stock, $.01 par value Percentage: 13.64%.

(b) Number of shares with shared voting and disposition power: 185,109 shares of Common Stock, $.01 par value.

(c)    Transactions effected during the past sixty days: None

(d)    N/A

(e)    N/A

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
------------------------------------------------------------------------------
TO SECURITIES OF THE ISSUER.
----------------------------
None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
------------------------------------------
None


                                  SIGNATURES
 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and complete.


Dated:  September 8, 1995

                                  /s/  James H. Binger
                                 --------------------------------------
                                 James H. Binger, an individual

                                 JAMES H. BINGER REVOCABLE TRUST, JAMES H. &
                                 VIRGINIA M. BINGER, TRUSTEES, U/A 12-14-93

                                  /s/  James H. Binger
                                 --------------------------------------
                                 James H. Binger, Trustee


                               Page 5 of 5 pages